Exhibit 99.1

Rail Vision Issues Statement on Security Situation in Israel

Ra’anana, Israel, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (the “Company”) (Nasdaq: RVSN), a technology company that is seeking to revolutionize railway safety and the data-related market, today expressed its deepest sympathies and heartfelt condolences to all those affected by the recent tragic events in Israel.

“We are deeply saddened by the distressing situation unfolding in our country,” stated Shahar Hania, CEO of Rail Vision. “We empathize with every individual impacted and strongly condemn the acts of violence that have occurred. We are confident in the strength of our people and our nation. Our focus remains on serving our communities, employees, and customers and contributing to a peaceful and prosperous future for all.”

Despite the challenging circumstances, Rail Vision has ensured that its operations remain unaffected. Rail Vision is dedicated to ensuring the safety and well-being of its employees, customers, and the communities it serves. The Company has robust contingency plans to maintain business continuity and is working closely with local authorities and stakeholders to monitor ongoing events.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the current situation in Israel and that its operations remain unaffected. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

SOURCE: Rail Vision Ltd.